SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D/A

                                (AMENDMENT NO. 9)

                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                 TO RULES 13d-1(a) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(a)(1)

                                 ULTRATECH, INC
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   010807158
--------------------------------------------------------------------------------
                                 (CUSIP NUMBER)

 TIMOTHY TENAGLIA, 140 BROADWAY, 38TH FLOOR, NEW YORK, NY 10005, (212) 509-3111
--------------------------------------------------------------------------------
                  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS)

                               SEPTEMBER 8, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]



Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.







(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP No. 010807158                    13D/A                   Page 2 of 7 Pages
--------- ----------------------------------------------------------------------
1.
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          TEMUJIN FUND MANAGEMENT, LLC
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
2.
          CHECK THE APPROPRIATE BOX IF A  GROUP*
                                                                        (a)
                                                                        (b) |X|
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
4.
          SOURCES OF FUNDS

          OO (Funds from Investment Advisory Clients).
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
5.
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
6.
          CITIZENSHIP OR PLACE OF ORGANIZATION
          DELAWARE
--------- ----------------------------------------------------------------------
------------------- ----- ------------------------------------------------------
    NUMBER OF       7.
      SHARES              SOLE VOTING POWER
                    ----- ------------------------------------------------------
                    ----- ------------------------------------------------------
   BENEFICIALLY     8.
     OWNED BY             SHARED VOTING POWER                          2,396,085
                    ----- ------------------------------------------------------
                    ----- ------------------------------------------------------
       EACH         9.
    REPORTING             SOLE DISPOSITIVE POWER
                    ----- ------------------------------------------------------
                    ----- ------------------------------------------------------
   PERSON WITH      10.
                          SHARED DISPOSITIVE POWER                     2,396,085
                    ----- ------------------------------------------------------
--------- ----------------------------------------------------------------------
11.
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       2,396,085
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
12.
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES *
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
13.
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                10.21%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
14.
          TYPE OF REPORTING PERSON*
          IA
--------- ----------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 010807158                    13D/A                   Page 3 of 7 Pages
--------- ----------------------------------------------------------------------
1.
          NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

          MARCO BATTAGLIA
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
2.
          CHECK THE APPROPRIATE BOX IF A  GROUP*                      (a)
                                                                      (b) |X|

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
3.        SEC USE ONLY

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
4.
          SOURCES OF FUNDS

          OO
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
5.
          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)

--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
6.
          CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES OF AMERICA
--------- ----------------------------------------------------------------------
------------------- ----- ------------------------------------------------------
    NUMBER OF       7.
      SHARES              SOLE VOTING POWER
                    ----- ------------------------------------------------------
                    ----- ------------------------------------------------------
   BENEFICIALLY     8.
     OWNED BY             SHARED VOTING POWER                          2,396,085
                    ----- ------------------------------------------------------
                    ----- ------------------------------------------------------
       EACH         9.
    REPORTING             SOLE DISPOSITIVE POWER
                    ----- ------------------------------------------------------
                    ----- ------------------------------------------------------
   PERSON WITH      10.
                          SHARED DISPOSITIVE POWER                     2,396,085
                    ----- ------------------------------------------------------
--------- ----------------------------------------------------------------------
11.
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                       2,396,085
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
12.
          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES *
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
13.
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11                10.21%
--------- ----------------------------------------------------------------------
--------- ----------------------------------------------------------------------
14.
          TYPE OF REPORTING PERSON*
          IN
--------- ----------------------------------------------------------------------
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 010807158                       13D/A                Page 4 of 7 Pages
--------------------------------------------------------------------------------

ITEM 1  SECURITY AND ISSUER

         This Schedule 13D relates to the common stock, par value $.001 per share ("Common Stock"), of Ultratech, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3050 Zanker Road, San Jose, CA 95134.

ITEM 2  IDENTITY AND BACKGROUND

(a) The names of the persons filing this Schedule 13D (the "Schedule") are Temujin Fund Management, LLC (the "Investment Manager") and Marco Battaglia, a principal of the Investment Manager. Such reporting persons are collectively referred to herein as the "Reporting Persons."

         The Investment Manager, in its capacity as investment manager of Temujin Holdings Ltd. (the "Fund"), has sole power to vote and dispose of the shares of Common Stock owned by the Fund. The Investment Manager disclaims any economic interest in or beneficial ownership of the Common Stock covered by this Schedule.

         (b) The business address of the Reporting Persons is 140 Broadway, 38th Floor, New York, NY 10005.

         (c) This Schedule is filed on behalf of the Investment Manager, Mr. Battaglia and the Fund. The Fund is the record and direct beneficial owner of the shares of Common Stock reported herein. The Investment Manager is the investment manager to the Fund and Mr. Battaglia is a principal of the Investment Manager. The principal business of the Investment Manager is purchasing, holding and selling securities for investment purposes. The principal business of the Fund is to invest in securities.

         (d) During the past five years none of the Reporting Persons has been convicted in a criminal proceeding.

         (e) During the past five years none of the Reporting Persons has been a party to a civil proceeding as a result of which it is subject to a judgment, decree or final order enjoining it from or mandating activities subject to federal or state securities laws, or finding it in violation of such laws.

         (f) Temujin Fund Management, LLC is organized under the laws of Delaware, USA. Marco Battaglia is a citizen of the United States of America.

ITEM 3  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Fund disposed of the shares of Common Stock in open market transactions.

CUSIP No. 010807158                    13D/A                   Page 5 of 7 Pages


ITEM 4  PURPOSE OF TRANSACTION

         The Reporting Persons disposed of the Common Stock of the Issuer in the ordinary course of business for risk control and diversification purposes. The Reporting Persons believe the Common Stock is substantially undervalued. In particular, the Issuer has the potential to more than quadruple revenue over the next few years as LSA becomes the industry standard for demanding thermal processing applications. The Reporting Persons continue to see additional value from an eventual sale of the Issuer at a price that reflects its long term prospects and strategic value. The Reporting Persons intend to meet with and/or make suggestions to the Issuer's management personnel from time to time with respect to its capital structure and operations.

         The Reporting Persons expect to acquire or dispose of additional Common Stock via open-market transactions from time to time. However, there is no timetable or pre-arranged plan related to the purchase or sale of additional Common Stock. Such decisions will be made based on trading activity and the relative value of the Common Stock, as defined by market conditions.

ITEM 5  INTEREST IN SECURITIES OF THE ISSUER

         (a)-(b) The Reporting Persons may be deemed, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, to be the beneficial owners of an aggregate of 2,396,085 shares of Common Stock as of September 11, 2008, which represent 10.21% of the Issuer's outstanding shares of Common Stock. The percentage calculation was based on the number of shares of Common Stock the Issuer reported as outstanding as of July 28, 2008 on its Form 10-K as filed with the Commission on July 31, 2008. The amount of outstanding shares of Common Stock on such Annual Report was 23,477,008.


                                                                 Sole          Shared
                               Sole Voting   Shared Voting    Dispositive    Dispositive
                                  Power         Power           Power           Power
                              ------------   -------------- --------------- ------------------
Temujin Fund Management, LLC                   2,396,085                     2,396,085
Marco Battaglia                                2,396,085                     2,396,085



     The aggregate amount of shares owned by the Reporting Persons is 2,396,085.

         (c) Except as set forth below, there have been no transactions in the Common Stock by any of the Reporting Persons during the past sixty days.

CUSIP No. 010807158                      13D/A                 Page 6 of 7 Pages
--------------------------------------------------------------------------------

         During the past sixty days, the Reporting Persons effected the following sales of shares of Common Stock in open market transactions:

            DATE                    SHARES SOLD                   PRICE
            ----                    -----------                   -----
          07/22/08                     4,907                    15.70000
          07/23/08                      100                     15.73000
          07/23/08                      500                     15.71600
          08/11/08                     6,252                    16.66618
          08/11/08                      200                     16.71100
          08/11/08                     23,000                   16.72957
          08/11/08                      500                     16.97500
          08/13/08                     1,400                    16.20750
          08/12/08                     93,500                   16.16500
          08/12/08                     1,300                    16.21923
          08/12/08                      100                     16.20000
          08/12/08                     4,500                    15.73978
          08/13/08                      200                     15.65750
          08/13/08                      900                     15.61000
          08/13/08                     12,500                   15.70000
          08/14/08                      300                     15.75900
          08/14/08                     1,100                    15.73000
          08/14/08                      300                     15.78833
          08/14/08                      200                     15.82000
          08/14/08                     12,500                   15.70000
          08/14/08                     10,000                   15.73000
          08/15/08                      400                     15.77250
          08/15/08                     4,452                    15.76317
          08/15/08                      600                     15.75617
          08/15/08                     12,000                   15.75000
          09/04/08                      300                     14.30000
          09/04/08                     1,500                    14.04200
          09/04/08                     1,300                    13.86354
          09/05/08                      700                     13.38357
          09/05/08                     17,800                   13.28764
          09/08/08                     7,500                    13.52233
          09/08/08                     19,000                   13.47632
          09/08/08                      300                     13.50100
          09/08/08                      700                     13.48500
          09/08/08                     35,000                   13.46143
          09/09/08                     14,700                   13.48619
          09/09/08                     1,200                    13.52167
          09/09/08                     6,200                    13.58887
          09/09/08                     2,600                    13.48538
          09/10/08                      100                     13.33700
          09/10/08                     2,104                    13.32760
          09/10/08                     55,000                   13.21455

CUSIP No. 010807158                        13D/A               Page 7 of 7 Pages

         (d) - (e): Not applicable.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER None.

ITEM 7  MATERIAL TO BE FILED AS EXHIBITS

         Joint Filing Agreement, dated as of September 11, 2008, by and among Temujin Fund Management, LLC and Marco Battaglia.







                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


SEPTEMBER 11, 2008
Date

TEMUJIN FUND MANAGEMENT, LLC

/S/ MARCO BATTAGLIA
Signature

MARCO BATTAGLIA, CHIEF EXECUTIVE OFFICER
Name/Title


SEPTEMBER 11, 2008
Date

MARCO BATTAGLIA

/S/ MARCO BATTAGLIA
Signature

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE ss.240.13d-7 for other parties for whom copies are to be sent.



                                INDEX TO EXHIBITS

Exhibit 1 Joint Filing Agreement dated as of September 11, 2008, by and among Temujin Fund Management, LLC and Marco Battaglia.

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them a Statement on Schedule 13D (including amendments thereto) with regard to the common stock of Ultratech, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, hereby execute this Agreement as of September 11, 2008.




SEPTEMBER 11, 2008
Date

TEMUJIN FUND MANAGEMENT, LLC

/S/ MARCO BATTAGLIA
Signature

MARCO BATTAGLIA, CHIEF EXECUTIVE OFFICER
Name/Title


SEPTEMBER 11, 2008
Date

MARCO BATTAGLIA

/S/ MARCO BATTAGLIA
Signature